Exhibit 99.2

	ANNUAL MEETING OF SHAREHOLDERS
	VIRTUAL MEETING
	Wednesday, April 8, 2020

	VOTING RESULTS
	In accordance with section 11.3 of National Instrument 51-102 Continuous Disclosure Obligations

The following matters were voted on at the Annual Meeting of Shareholders of CIBC (the "Bank") held on April 8, 2020.

Each of the matters set out below is described in greater detail in the Management Proxy Circular which can be found at https://www.cibc.com/en/about-cibc/investor-relations/annual-reports-and-proxy-circulars.html.

1.	Election of Directors
	Each of the following 15 nominees proposed by management was elected as a Director of the Bank.
	NOMINEES	VOTES FOR		VOTES WITHHELD
	Brent S. Belzberg	194,785,765	97.85%	4,276,932	2.15%
	Charles J.G. Brindamour	198,095,707	99.51%	966,990	0.49%
	Nanci E. Caldwell	198,093,872	99.51%	968,825	0.49%
	Michelle L. Collins	198,357,929	99.65%	704,768	0.35%
	Patrick D. Daniel	197,044,140	98.99%	2,018,557	1.01%
	Luc Desjardins	195,254,441	98.09%	3,808,256	1.91%
	Victor G. Dodig	198,432,442	99.68%	630,255	0.32%
	Kevin J. Kelly	198,745,855	99.84%	316,842	0.16%
	Christine E. Larsen	198,725,444	99.83%	337,253	0.17%
	Nicholas D. Le Pan	193,900,590	97.41%	5,162,107	2.59%
	John P. Manley	192,904,938	96.91%	6,157,759	3.09%
	Jane L. Peverett	195,255,752	98.09%	3,806,945	1.91%
	Katharine B. Stevenson	198,216,140	99.57%	846,557	0.43%
	Martine Turcotte	198,643,031	99.79%	419,666	0.21%
	Barry L. Zubrow	198,710,720	99.82%	351,977	0.18%

2.	Appointment of Auditors
	Ernst & Young LLP was appointed as the auditors of the Bank.
	VOTES FOR		VOTES WITHHELD
	199,747,088	97.62%	4,861,229	2.38%

3.	Advisory resolution on Executive Compensation Approach
	VOTES FOR		VOTES AGAINST
	188,593,890	94.73%	10,485,685	5.27%

4.	Shareholder Proposal 1 - Disclosure of Equity Ratio
	VOTES FOR		VOTES AGAINST		VOTES ABSTAIN *
	15,763,700	7.94%	182,760,346	92.06%	538,632

5.	Shareholder Proposal 2 - Diversity Target
	VOTES FOR		VOTES AGAINST		VOTES ABSTAIN *
	17,866,078	9.00%	180,656,078	91.00%	538,956

6.	Shareholder Proposal 3 - Competitiveness and Protection of Personal Information
	VOTES FOR		VOTES AGAINST		VOTES ABSTAIN *
	5,279,016	2.66%	193,204,095	97.34%	579,561

	* An abstention is counted as present for quorum purposes but is not counted as a vote cast in determining whether the requisite majority of votes cast has approved the proposal.